UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number: 001- 39167

Molecular Data Inc.

5/F, Building 12, 1001 North Qinzhou Road

Xuhui District, Shanghai 201109

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release – Molecular Data Inc. Announces Private Placement of up to US$5.0 Million Convertible Debentures
99.2	Securities Purchase Agreement dated October 9, 2020 between Molecular Data Inc. and YA II PN, Ltd.
99.3	Registration Rights Agreement dated October 9, 2020 between Molecular Data Inc. and YA II PN, Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Molecular Data Inc.

By	:	/s/ Zheng Wang
Name	:	Zheng Wang
Title	:	Director and Chief Executive Officer

Date: October 13, 2020